Exhibit 6.13

Fifth Lease Amendment

This Lease Amendment, dated March 20, 2019 for reference purposes, is entered into between Solana Partners, L.P., the Landlord and Hylete, LLC, a California Limited Liability Company, the Tenant, to amend the lease dated November 13, 2013 for Suite 560 and 546 at Haidinger Center, 712-742 Genevieve Street, Solana Beach, California 92075.

The parties agree as follows:

1.	The lease term is extended to March 31, 2020.

2.	Tenant will continue to occupy Suites 560, 564/566 and 568. April 1, 2019 thru March 31, 2020 the rent will be $10,516.

3.	The security deposit will be adjusted to $10,516.

4.	All other terms and conditions remain unchanged.

Landlord	Tenant

Solana Partners, L.P.	Hylete, LLC

Executed at:	Executed at:

On:	On:

Signature	Signature	/s/ Ron Wilson